

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via E-mail
Mr. John P. D. Cato
Chief Executive Officer
The Cato Corporation
8100 Denmark Road
Charlotte, NC 28273-5975

   Re: The Cato Corporation
      Form 10-K for the Fiscal Year Ended January 28, 2012
      Filed March 27, 2012
      File No. 001-31340

Dear Mr. Cato:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel, and
           Mining